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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM U-3A-2


                          STATEMENT BY HOLDING COMPANY
                       PURSUANT TO REGULATION 250.2 OF THE
                       PUBLIC UTILITY HOLDING COMPANY ACT
                                     OF 1935

                               EXEMPTION STATEMENT

                            SIERRA PACIFIC RESOURCES
                ------------------------------------------------
                (Exact name of Claimant as specified in Charter)

                   NEVADA                            88-0198358
         -------------------------      -----------------------------------
         (State of incorporation        (I.R.S. Employer Identification No.)
             or organization)


                                 P.O. Box 30150
                    (6100 Neil Road) Reno, Nevada 89520-3150
                    ----------------------------------------
           (Address of principal executive offices including Zip Code)
                                  (702)367-5630
               --------------------------------------------------
               (Claimant's telephone number, including area code)

                                 Dennis Schiffel
                              6226 West Sahara Ave
                          Las Vegas, Nevada 89102-3032
                     (Name and address of agent for service)

           -----------------------------------------------------------
           -----------------------------------------------------------

                      CALENDAR YEAR ENDED DECEMBER 31, 2001

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            SIERRA PACIFIC RESOURCES

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

1.   Name, State of organization, location and nature of business of claimant
     --------------------------------------------------------------------------
     and every subsidiary thereof, other than any exempt wholesale generator
     --------------------------------------------------------------------------
     (EWG) or foreign utility company in which claimant directly or indirectly
     --------------------------------------------------------------------------
     holds an interest.
     --------------------------------------------------------------------------

     Sierra Pacific Resources (SPR, the Company) is a Nevada holding company incorporated under Nevada Law on December 12, 1983. SPR became the parent of Sierra Pacific Power Company (SPPC) on May 31, 1984, pursuant to an Agreement and Plan of Merger in which each outstanding share of SPPC's Common Stock ($3.75 par value) automatically converted to one share of the Company's Common Stock ($1.00 par value). The reorganization was completed on August 1, 1984, when Lands of Sierra, Inc. and Sierra Energy Company, previously subsidiaries of SPPC, became wholly-owned subsidiaries of Sierra Pacific Resources. The Company was incorporated under the laws of the State of Nevada on December 12, 1983. The address of the Company is P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150. The Company's subsidiaries are Nevada Power Company (NVP), Sierra Pacific Power Company (SPPC), Tuscarora Gas Pipeline Company (TGPC), Sierra Energy Company dba e.three (e.three) Lands of Sierra, Inc. (LOS), Sierra Water Development Company (SWDC), Sierra Gas Holding Company (SGHC, formerly Sierra Energy Company), Sierra Pacific Energy Company (SPE), Nevada Electric Investment Company (NEICO) and Sierra Pacific Communications (SPC).

     On July 28, 1999, SPR completed its merger with NVP following receipt of all regulatory approvals. The Public Utility Commission of Nevada (PUCN) gave unanimous approval of a stipulation among the merging companies, PUCN staff and the Utility Consumer Advocate, regarding the merger.

     In accordance with the terms of the merger, each outstanding share of the Company's common stock was converted into the right to receive either $37.55 in cash or 1.44 shares of newly issued Company common stock. Each outstanding share of NVP common stock was converted to the right to receive either $26.00 in cash or 1.00 share of newly issued Company common stock. 4,037,000 shares of Company and 11,716,611 shares of NVP common stock were exchanged for $151.6 million and $304.6 million, respectively. The remaining shares of each company were converted to newly issued shares of Company common stock.

     As part of the stipulation approved by the PUCN, the companies were required to re-file the plan to divest their generating assets, and file a final Independent System Administrator (ISA) proposal with the PUCN and FERC. On July 23, 1999, a filing to establish the ISA was submitted to the FERC and for PUCN review. The PUCN approved the Company divestiture plan on February 18,2000. The FERC approved an ISA proposal known as Mountain West ISA on January 27, 2000. On February 23, 2000, the PUCN opened a docket to discuss various issues relating to Mountain West, including the method to fund it.

     As previously mentioned, in June 1998, SPR announced a plan to divest its generation assets. This business strategy was described in the SPR/NVP merger applications filed with the PUCN and the FERC in July 1998.

     A revised divestiture plan was filed with the PUCN in October 1999. PUCN approval and an Order for Divestiture Plan Stipulation were received in February 2000.

     In Nevada, the Utilities' divestiture of generation assets, which the PUCN had previously ordered, was halted by the provisions of AB 369 that prohibit the sale of generation assets until July 2003. Additionally, in April 2001, SPR and Enron Corporation (Enron) mutually agreed to the termination of their agreement for SPR's purchase of Enron's wholly owned subsidiary, Portland General Electric
(PGE), headquartered in Portland, Oregon.

     On April 18, 2001, the Governor of Nevada signed into law Assembly Bill
(AB) 369. In accordance with the provisions of SFAS No. 71, the Utilities began utilizing deferred energy accounting on March 1, 2001, for their respective electric operations. Under deferred energy accounting, to the extent actual fuel and purchased power costs exceed fuel and purchased power costs recoverable through current rates, that excess is not recorded as a current expense on the income statement, but rather is deferred and recorded as an asset on the balance sheet. Conversely, a liability is recorded to the extent fuel and purchased power costs recoverable through current rates exceed actual fuel and purchased power costs. These excess amounts are reflected in adjustments to rates and recorded as revenue or expense in future time periods, subject to PUCN review. AB 369 provides that the PUCN may not allow the recovery of any costs for purchased fuel or purchased power "that were the result of any practice or transaction that was undertaken, managed or performed imprudently by the electric utility." In reference to deferred energy accounting, AB 369 specifies that fuel and purchased power costs include all costs incurred to purchase fuel, to purchase capacity, and to purchase energy. The Utilities also record, and are eligible to recover, a carrying charge on such deferred balances.

     The Company's operating utilities have both filed a general rate application and a deferred energy application, in accordance with AB 369, on the dates listed below:

---------------------------------------------------------------------------------------------------------------
                                    General Rate Case                          Deferred Energy Filing
---------------------------------------------------------------------------------------------------------------
                              File Date           Effective Date          File Date           Effective Date
---------------------------------------------------------------------------------------------------------------
Nevada Power Company        Oct. 1, 2001          April 1, 2002          Dec. 1, 2001          April 1, 2002
---------------------------------------------------------------------------------------------------------------
Sierra Pacific Power        Dec. 1, 2001          June 1, 2002           Feb 1, 2002           June 1, 2002
Company
---------------------------------------------------------------------------------------------------------------

     In connection with clearing the Utilities' deferred energy accounts, the PUCN must investigate and determine whether the Utilities' rates that went into effect on March 1, 2001, pursuant to the CEP, are just and reasonable and reflect prudent business practices. The rates in effect on April 1, 2001, remain in effect until the PUCN issues final orders on the general and initial deferred energy rate applications referred to above. The PUCN is prohibited from adjusting rates during this time period unless an adjustment is absolutely necessary to avoid a finding that the rates are confiscatory and, therefore, in violation of the United States or Nevada Constitutions. If adjustments are necessary, they may only be made to the extent necessary to avoid an unconstitutional result.

     After the initial general rate applications described above, each Utility will be required to file future general rate applications at least every 24 months.

     NVP is an operating public utility that provides electric service in Clark County in southern Nevada. NVP provides electricity to approximately 639,000 customers in the communities of Las Vegas, North Las Vegas, Henderson, Searchlight, Laughlin and adjoining areas. Service is also provided to Nellis Air Force Base and the Department of Energy at Mercury and Jackass Flats at the Nevada Test Site.

     NVP has two wholly owned subsidiaries NVP Capital I and III (Trust I and III). The Trust I was created to issue 8.2% Quarterly Trust Issued Preferred Securities (QUIPS) and Series A common securities, all of which are owned by NVP. The proceeds were used to purchase from NVP its 8.2% Junior Subordinated Deferrable Interest Debentures (QUIDS) due March 31, 2037, extendible to March 31, 2046 under certain conditions, in a principal amount of $122.6 million. The sole asset of the Trust I is the QUIDS.

     NVP Capital III (Trust III) was created to issue 7 3/4% Cumulative QUIPS and common securities, all of which are owned by NVP. The proceeds were used to purchase from NVP its 7 3/4% Junior Subordinated Deferrable Interest Debentures due September 30, 2038, extendible to September 30, 2047 under certain conditions, in a principal amount of $72.2 million. The sole asset of the Trust III is the QUIDS.

     SPPC is an operating public utility engaged principally in the distribution, transmission, generation, purchase and sale of electric energy. SPPC also provides natural gas services in the Reno-Sparks area of Nevada. SPPC provides electricity to approximately 315,000 customers in a 50,000 square mile service area including western, central and northeastern Nevada, including the cities of Reno, Sparks, Carson City, Elko, and a portion of eastern California, including the Lake Tahoe area. SPPC also provides natural gas service in Nevada to approximately 119,500 customers in an area of about 600 square miles in Reno/Sparks and environs.

     On June 11, 2001, SPPC completed the sale of its water business to the Truckee Meadows Water Authority (TMWA) for $341 million. Transfer of the hydroelectric facilities included in the contract of sale will require action by the California Public Utility Commission (CPUC). The sale agreement contemplates a second closing for the hydroelectric facilities to accommodate the CPUC's review of the transaction.Not included in the sale are SPPC-owned properties at Independence Lake (approximately 2,200 acres) and along the Truckee River corridor (approximately 3,500 acres). These properties may be sold in a separate auction in the future.

     In August 1992, SPPC executed a cooperative agreement with the U. S. Department of Energy (DOE) for the construction of a coal-gasification power plant. The project, known as the Pinon Pine Power Project, (Pinon) was selected by DOE for funding under the fourth round of the Federal Clean Coal Technology Program.

     Construction began on the project in February 1995, following resource plan approval and the receipt of all permits and other approvals. The natural gas portion (combined cycle combustion turbine) was satisfactorily completed and placed in service December 1, 1996. The balance of the plant was completed in June 1998. The construction of the gasifier portion of the project overran the fixed contract price by approximately 12% or $12.6 million. The overrun is primarily due to redesign issues, resolving technical issues relative to start up and other costs due to a later than anticipated completion date. To date, SPPC has not been successful in obtaining sustained operation of the gasifier but work continues to identify problem areas and redesign solutions which will likely require additional capital expenditures. Due to the problems noted above, SPPC and Foster Wheeler settled on a portion of the cost overrun and have entered into an alternative dispute resolution process. SPPC and DOE also settled a dispute regarding cost sharing of natural gas costs. The Company extended the cooperative agreement for an additional year and has agreed to contribute to capital improvements approved by the DOE to improve the prospects for full commercial operations of the gasifier.

     Pinon Pine Corp. and Pinon Investment Co., subsidiaries of SPPC, own 25% and 75% of a 38% interest in Pinon Pine Company, L.L.C. GPSF-B, a Delaware corporation formerly owned by General Electric Capital Corporation (GECC) and purchased by SPPC in February 1999, owns the remaining 62%. The LLC was formed to take advantage of federal income tax credits associated with the alternative fuel (syngas) produced by the coal gasifier available under ss. 29 of the Internal Revenue Code.

     Sierra Pacific Power Capital I, (the Trust), is a wholly owned subsidiary of SPPC. The existence of the Trust is for the sole purpose of issuing Trust Securities and using the proceeds thereof to purchase from SPPC its 8.60% Junior Subordinated Debentures. SPPC redeemed 100% of the 8.60% Junior Subordinate Debentures effective November 29, 2001

     SPPC Funding LLC is a wholly owned subsidiary of SPPC. SPPC Funding LLC issued 6.40% notes, Series 1999-1 to support issuance by the California Infrastructure and Economic Development Bank Special Purpose Trust SPPC-1 of it's 6.40% Rate Reduction Certificates, Series 1999-1.

     SPPC is a Nevada corporation organized in 1965 as successor to a Maine corporation organized in 1912 and is a wholly-owned subsidiary of the Company.

     Tuscarora Gas Pipeline Company (TGPC) was formed as a wholly owned subsidiary in 1993 for the purpose of entering into a partnership (Tuscarora Gas Transmission Company or TGTC) with a subsidiary of TransCanada to develop, construct and operate a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada, and northeastern California. In December 1995, TGTC completed construction and began service on its 229-mile pipeline extending from Malin, Oregon to Reno, Nevada. TGTC interconnects with PG&E Gas Transmission - Northwest (GT-NW) at Malin, Oregon. GT-NW is a major interstate natural gas pipeline extending from the U.S./Canadian border, at a point near Bonners Ferry, Idaho to the Oregon/California border. The GT-NW system provides TGTC customers access to natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America. As of December 31, 2001, SPR had an investment of approximately $14.6 million in this subsidiary.

         As an interstate pipeline, TGTC provides only transportation service. SPPC was the largest customer of TGTC during 2001, contributing 80% of revenues. Malin, Oregon began taking service from TGTC during October 1996. The Sierra Army Depot at Herlong, California began taking service from TGTC October 1997. In 1998, TGTC began serving two new customers, the United States Gypsum Company located north of Empire, Nevada and HL Power Company located northwest of Wendel, California.

         In 2000, TGTC began construction on a 14.2-mile lateral, creating a new city gate connection into the SPPC distribution system. The lateral was completed and placed in service January 29, 2001, providing SPPC with an additional 10,000 Dth per day of firm transportation capacity in January 2001 and 5,661 Dth in November 2001. Also in 2000, TGTC surveyed shipper interest in the feasibility of an expansion of transportation capacity. This survey established that 95,912 Dth per day of new capacity would be required to meet the needs of existing and new shippers for the 2002-2003 winter heating season. Facilities required in Nevada would be approximately 14.2 miles of 20" diameter pipe and one 600 HP booster unit, and in California, three compressor stations each with a 6,000 HP turbine and related facilities. On January 30, 2002, the FERC approved the plans to expand the interstate gas pipeline owned by the Tuscarora Gas Transmission Company. The project will increase the pipeline's capacity by 74% and will improve reliability of the natural gas transmission systems that serve northern Nevada. Final permitting for the project is pending before the U.S. Bureau of Land Management and other state and local agencies.

         In May 2001, TGTC completed construction of approximately 3,520-feet of pipeline with meter and flow control to serve a 360 MW plant, a new interruptible transportation customer east of Reno, Nevada near SPPC's Tracy Power Plant, and in September, 2001, TGTC completed construction of a 10.8-mile pipeline to serve two new customers: the City of Susanville and the Department of Correction, both in California.

         Sierra Energy Company, dba under the firm name of e.three, was organized in October 1996 as an unregulated wholly-owned subsidiary of the Company. It provides comprehensive energy and other business solutions in commercial and industrial markets. This is accomplished by offering a variety of energy-related products and services to increase customers' productivity and profits and improve the quality of the indoor environment. These products and services include: technology and efficiency improvements to lighting, heating, ventilation and air-conditioning equipment; installation or retrofit of controls and power quality systems; energy performance contracting; end-use services; and ongoing energy monitoring and verification services.

         In September 1998, e.three and Nevada Electric Investment Company (NEICO), at that time a wholly-owned subsidiary of Nevada Power Company, formed e.three Custom Energy Solutions, LLC, a Nevada limited liability company, for the purpose of selling and implementing energy-related performance contracts and similar energy services in Southern Nevada. e.three Custom Energy Solutions, LLC's primary focus for its sales activities is in the commercial and industrial markets. During the latter half of 1999, e.three Custom Energy Solutions, LLC began developing a chilled water-cooling plant in the downtown area of Las Vegas. The plant will be owned by eo three Custom Energy Solutions, LLC and will supply the indoor air-cooling requirements for a number of casinos and businesses in its immediate vicinity. The plant was operational in August of 2000.

         In October 1998, e.three acquired Independent Energy Consulting, Inc.
(IEC), a California based company, in an exchange of Sierra Pacific Resources
(SPR) stock for all of IEC's stock. IEC provides energy procurement management, third party auditing, performance contract consulting and strategic energy planning in the industrial and commercial markets.

         Sierra Pacific Energy (SPE) was formed to market a package of technology and energy-related products and services in Nevada. SPE filed an application with the PUCN to be licensed as an Alternative Seller of Electricity in the state of Nevada. SPE has withdrawn its application with the PUCN and dissolved its retail energy marketing efforts.

         Sierra Pacific Communications(SPC), formerly Sierra Pacific Media Group, was created to examine and pursue telecommunications opportunities that leverage SPPC's existing skills of installing and deploying pipe and wire infrastructure. SPC presently has fiber optic assets deployed in the cities of Reno and Las Vegas.

         SPC is currently marketing bandwidth services in the Reno/Sparks and Las Vegas metropolitan areas.

         Sierra Touch America LLC (STA), a partnership between SPC and Touch America, a subsidiary of Montana Power Company, is constructing a fiber optic line between Salt Lake City, Utah and Sacramento, CA. The conduits included in the line are under contract to be sold to AT&T, PF Net corporations, and STA. SPC is responsible for 50% of the partnership's operating expenses and shares in the construction cost of the fiber network. Construction activity between Sacramento and Reno commenced in July 2000. Construction within Salt Lake City is complete and construction is in progress through the Reno, NV metropolitan area. The entire project is expected to be completed by mid 2003.

         Lands of Sierra, Inc. (LOS) was organized in 1964 to develop and manage SPPC's non-utility property in Nevada and California. These properties previously included retail, industrial, office and residential sites, timberland, and other properties. Remaining properties include land in Nevada and California. SPR has decided to focus on its core energy business. In keeping with this strategy, LOS continues to sell its remaining properties.

         NEICO is now a wholly owned subsidiary of SPR. In October of 1997, NEICO and UTT Nevada, Inc., an affiliate of Exelon Thermal Technologies, formed Northwind Las Vegas, LLC, a Nevada limited liability company, for the purpose of evaluating district energy projects in southern Nevada. Also, in October of 1997, NEICO and UTT Nevada, Inc. formed Northwind Aladdin, LLC, a Nevada limited liability company, for the purpose of owning, constructing, operating and maintaining the facility for the production and distribution of chilled water, hot water and emergency power for the Aladdin Hotel and Casino project in Las Vegas, Nevada. The project was completed in the first quarter of 2000 and is operational.

         In September 1998, NEICO and e.three formed e.three Custom Energy Solutions, LLC, a Nevada limited liability company, for the purpose of selling and implementing energy-related performance contracts and similar energy services in southern Nevada.

         Sierra Gas Holding Company (SGHC), formerly Sierra Energy Company, is a Nevada Corporation, which is a wholly owned subsidiary of the Company. Beginning in 1993, SGHC sold a large number of its oil and gas properties retaining passive override interests in a number of properties.

         Sierra Water Development Company (SWDC) is a Nevada corporation, which is a wholly owned subsidiary of the Company. SWDC was formed in 1993 for the purpose of entering into a partnership with Eco-Vision, Inc. to conduct water exploration and development activities in the State of Nevada. It has not conducted any activity for several years.

2.  A brief description of the properties of claimant and each of
    -------------------------------------------------------------
    its subsidiary public utility companies used for the
    -------------------------------------------------------------
    generation, transmission, and distribution of electric energy
    -------------------------------------------------------------
    for sale, or for the production, transmission, and distribu-
    ------------------------------------------------------------
    tion of natural or manufactured gas, indicating the location
    ------------------------------------------------------------
    of principal generating plants, transmission lines, producing
    -------------------------------------------------------------
    fields, gas manufacturing plants, and electric and gas
    -------------------------------------------------------------
    distribution facilities, including all such properties which
    -------------------------------------------------------------
    are outside the State in which claimant and its subsidiaries
    -------------------------------------------------------------
    are organized and all transmission or pipelines which deliver
    -------------------------------------------------------------
    or receive electric energy or gas at the borders of such
    -------------------------------------------------------------
    State.
    -------------------------------------------------------------

    (a) At the present time, the Company has no operations or facilities other than those described in response to Item 1.

    (b) The electric properties of SPPC, a public utility subsidiary of the Company, are physically located in the States of Nevada and California. The gas properties are entirely located within the State of Nevada. The electric properties of NVP, a public utility subsidiary of the Company, are physically located in the State of Nevada.

NVP:
----

         The following is a list of NVP's generation plants including their megawatt (MW) summer net capacity, the type/fuel that they use to generate, and the location.

                                                               Number
                                                                 of              MW         Location
Name                   Type/Fuel                               Units          Capacity       (State)
----                   ---------                               -----          --------      --------
Clark Station          Steam/Gas Turbine, Combined Cycle                                         Nevada
                       (1) /Natural Gas, Oil                     10                687
Reid Gardner (2)       Steam/Coal                                4                 605           Nevada
Navajo (3)             Steam/Coal                                3                 255           Nevada
Mohave (4)             Steam/Coal                                2                 196           Nevada
Sunrise                Steam/Gas Turbine, Natural Gas, Oil       2                 149           Nevada
Harry Allen            Gas Turbine, Natural Gas, Oil             1                  72           Nevada
                                                                            ----------
                                                                                 1,964
                                                                            ==========

(1) The combined cycles at Clark Station each consist of one steam turbine and two combustion turbines for a total of six generating units.

(2) Reid Gardner Unit No. 4 is jointly owned by the California Department of Water Resources ("CDWR") (67.8%) and NVP (32.2%). NVP is the operating agent. Contractually, NVP is entitled to receive 24 MW of base load capacity and 226 MW of peaking capacity. NVP is entitled to use 100% of the unit's peaking capacity for 1,500 hours each year and is entitled to 9.6% of the first 250 MW of capacity and associated energy.

(3) This represents NVP's 11.3% undivided interest in the Navajo Generating Station as tenant in common without right of partition with five other non-affiliated utilities.

(4) This represents NVP's 14% undivided interest in the Mohave Generating Station as tenant in common without right of partition with three other non-affiliated utilities, less operating restrictions.

                                 Purchased Power

         NVP utilizes and maintains a diverse portfolio of resources with the objective of minimizing its net average system operating costs while providing reliable service. This portfolio consists of contracted and spot market supplies, as well as its own generation. During the past several years, including the first half of 2001, NVP experienced a dramatic increase in the market price of energy. Some of this increase reflects an overall increase in electricity costs throughout the country, the changing of regulatory environments, and the opening of new and/or deregulated markets. However, costs for contracted and spot market energy supplies fell dramatically in the second half of 2001 and limited NVP's ability to mitigate previous purchase power costs by selling any short-term excess energy because it limited the price at which NVP could sell surplus energy during market shortages.

         NVP is a member of the Western Systems Power Pool and the Southwest Reserve Sharing Group (SRSG). NVP's membership in the SRSG has allowed it to network with other utilities in an effort to use its resources more efficiently in the sharing of responsibilities for reserves.

         NVP purchases both forward firm energy (typically in blocks) and spot market energy based on economics, operating reserve margins and unit availability. NVP seeks to manage its growing loads efficiently by utilizing its generation resources in conjunction with buying and selling opportunities in the market.

         NVP purchases Hoover Dam power pursuant to a contract with the State of Nevada which became effective June 1, 1987, and will continue through September 30, 2017. NVP's allocation of hydro-electric capacity is 235 MW.

         NVP has a contract to purchase 222 MW from Nevada Sunpeak Limited Partnership, an independent power producer. The contract became effective June 8, 1991 and will continue through May 31, 2016.

         According to the regulations of the Public Utility Regulatory Policies Act (PURPA), NVP is obligated, under certain conditions, to purchase the generation produced by small power producers and cogeneration facilities at costs determined by the appropriate state utility commission. Generation facilities that meet the specifications of the regulations are known as qualifying facilities (QFs). As of December 31, 2001, NVP had a total of 305 MW of contractual firm capacity under contract with four QFs. All QF contracts currently delivering power to NVP at long-term rates have been approved by the PUCN and have QF status as approved by the FERC. The QFs are as follows:

                                                                               Net
                                                  Contract    Contract      Capacity
               Qualifying Facility                  Start        End          (MW)
               -------------------------------------------------------------------------
               Saguaro Power Company              10/17/91    04/30/22         90
               Nevada Cogeneration
               Associates #1                      06/18/92    04/30/23         85
               Nevada Cogeneration
               Associates #2                      02/01/93    04/30/23         85
               Las Vegas Cogeneration
               Limited Partnership                05/10/94    05/31/24         45
                                                                         ---------------
                         Total                                                305
                                                                         ===============

         Energy purchased by NVP from the QFs constituted 29.1% of the net purchased power requirements (excluding wholesale purchases), and 13.2% of the net system requirements during 2001. All of the QFs are cogenerators providing steam for various products and businesses.

                                  Transmission

      NVP's existing transmission lines are primarily confined within Clark County, Nevada. Four 230kV transmission lines connect NVP to the Western Area Power Administration's transmission facilities at Henderson and Mead Substations. Three 230 kV lines connect NVP to the Los Angeles Department of Water and Power's transmission facilities at McCullough Substation. A 345 kV line connects NVP to PacifiCorp at the Utah-Nevada state line. Also, NVP has two 500/230 kV transformers that connect NVP to the Navajo Transmission System at the Crystal Substation. Finally, NVP also has ownership rights in two 500 kV transmission lines that allow for the transmittal of NVP's share of power from its interests in the Mohave and Navajo Generating Stations to NVP's systems.

         The River Mountain Project is a transmission project developed in partnership with the Colorado River Commission of Nevada that was placed in service in June 2001. NVP's portion of the project consists of two 230 kV transmission lines built along separate transmission corridors between the Mead Substation and NVP's new Equestrian Substation. In addition, to facilitate the ability to deliver power scheduled between Mead Substation and Equestrian Substation, NVP built a 230 kV transmission line between the Equestrian Substation and the Faulkner Substation. The project increased import capability by 350 MW. The completed project costs were approximately $34.0 million.

         NVP received approval from the PUCN to construct two transmission projects proposed in NVP's 2001 Refiled Resource Plan. The Faulkner Substation to Tolson Substation 230 kV project and the Tolson Substation to Arden Substation 230 kV upgrade project are both internal, NVP reinforcements with 2003 and 2004 in-service dates, respectively. Due to independent power producer
(IPP) transmission service requests, the Arden-Tolson 230 kV upgrade project will be advanced one year for an in-service date of June 2003. The Faulkner-Tolson 230 kV project will increase NVP's import capability by 300 MW. The total estimated project costs are $8.29 million.

         Due to the supply shortage in the western United States, several IPP's have proposed the construction of new generating plants in southern Nevada, and have requested transmission service from NVP. NVP has committed to construct this transmission infrastructure in furtherance of its on-going business plan. NVP has proposed the Centennial Plan to address transmission service requests from these IPP's. The Centennial Plan was approved in NVP's 2001 Refiled Resource Plan. This plan, consistent with its tariff and FERC pricing policies, involves the following lines (1) the Harry Allen substation to Crystal substation 500 kV line, (2) the Harry Allen substation to Northwest substation 500 kV line, (3) the Harry Allen substation to Mead substation 500 kV line and
(4) Two Bighorn-Arden 230 kV lines. Additional facilities include a new 500 kV substation at Harry Allen, 500/230 kV transformers at Mead and Northwest substation, a phase shifting transformer at Crystal substation, and several other sub-transmission upgrades and additions.

       SPPC:
       ----

       SPPC's electric generation is supplied by power plants which utilize fuel as set forth below:

                                        No. of                          Capacity  Location
         Power Plant                      Unit         Fuel               (mw)    (State)
         -----------                      ----         ----              -----    -------
         Tracy                             3            Gas/Oil           244.00     Nevada
         Ft. Churchill                     2            Gas/Oil           226.00     Nevada
         Valmy (1)                         2            Coal              266.00     Nevada
         Clark Mountain                    2            Gas/Oil           138.00     Nevada
         Pinon Pine (2)                    1            Coal, Gas          89.00     Nevada
         Farad (3)                         2            Hydro               2.50     Calif.
         Fleish                            1            Hydro               2.25     Nevada
         Verdi                             1            Hydro               2.15     Nevada
         Washoe                            2            Hydro               2.20     Nevada
         Winnemucca Gas Turbine            1            Gas/Oil             17.0     Nevada
         Kings Beach Diesel                6            Oil                 16.5     Calif.
         All Other Diesels                20            Oil                 39.4     Nevada
                                                                        --------
                                                                        1,045.00
                                                                        ========

     (1) Valmy Units #1 and #2 are owned jointly by SPPC and Idaho Power Company. Each company owns a 50 percent share of this 532 MW facility.

     (2) The gasifier portion of Pinon Pine is owned by the Pinon Pine Company LLC, (The LLC), 62% of which is owned by GPSF-B, a Delaware corporation formerly owned by General Electric Capital Corporation
          (GECC) and now also owned by SPPC, and 38% which is wholly owned through two of its subsidiaries by SPPC. The amount shown above represents the entire syngas output of Pinon as the LLC sells its entire share only to SPPC.

     (3) This facility, located on the Truckee River at Farad was damaged by the January 1997 flood and was not available for generation since.

                                 Purchased Power

          SPPC continues to manage a diverse portfolio of contracted and spot market supplies, as well as its own generation, with the objective of minimizing its net average system operating costs. During 2001, SPPC experienced a dramatic increase in the price of market energy compared to previous years. Some of this increase is reflective of the overall increase in electricity costs throughout the western United States.

          SPPC is a member of the Northwest Power Pool and Western Systems Power Pool. These pools have provided SPPC further access to spot market power in the Pacific Northwest and the Southwest. In turn, SPPC's generation facilities provide a backup source for other pool members who rely heavily on hydroelectric systems.

     SPPC purchases hydroelectric and thermal generation spot market energy, by the hour, based upon economics and system import limits. Also purchased during peak load periods is firm energy as required to supply load and maintain adequate operating reserve margins. As off-system energy costs increase, SPPC supplies a higher percentage of its native load utilizing its fossil fuel generation but is still required to buy peaking energy from the market.

     Currently, SPPC has contracted for a total of 75 MW of long-term firm purchased power from the utility supplier listed below. SPPC's firm purchase power contract contains minimum purchase obligations. Meeting these minimums has not been a problem for SPPC in the past, and is not expected to be a problem in the future.

                           Contract     Operation     Termination      Minimum
Contract Party             Capacity     Date          Date             Capacity
--------------------------------------------------------------------------------

PacifiCorp                 75 MW        June 1989     Feb 28, 2009     70%

     According to PURPA, SPPC is obligated, under certain conditions, to purchase the generation produced by small power producers and co-generation facilities at costs determined by the appropriate state utility commission. Generation facilities that meet the specifications of the regulations are known as qualifying facilities. As of December 31, 2001, SPPC had a total of 109 MW of maximum contractual firm capacity under 15 contracts with QFs. SPPC also had contracts with three projects at variable short-term avoided cost rates. All QF contracts currently delivering power to SPPC at long-term rates have been approved by either the PUCN or the California Public Utility Commission (CPUC), and have QF status as approved by the FERC. One long-term QF contract terminates in 2006, one terminates in 2039, and the rest terminate between 2014 and 2022.

     Energy purchased by SPPC from QFs constituted 8.8% of the net system requirements (excluding wholesale purchases) during 2001. These contracts continue to provide useful diversity for SPPC in meeting its peak load. All the QFs from which SPPC makes firm purchases are either geothermal (87%), hydroelectric or biomass.

     The actual QF firm capacity output under contract was 64 MW during the summer of 2001. The actual QF output for all non-utility generator deliveries during the summer 2001 peak was 93 MW

                                  Transmission

         SPPC is interconnected with neighboring utilities as follows:

     SPPC's existing transmission lines extend some 300 miles from the crest of the Sierra Nevada in eastern California, northeast to the Nevada-Idaho border at Jackpot, Nevada, about 160 miles from Reno northwest to Alturas, California, and 250 miles from the Reno area south to Tonopah, Nevada. A 230 kilovolt transmission line connects SPPC to facilities near the Utah-Nevada state line, which in turn interconnects SPPC to Utah Power facilities. A 345 kV transmission line connects SPPC to Idaho Power facilities at the Idaho - Nevada state line. A 345 kV line connects SPPC to the Bonneville Power Administration's facilities near Alturas, California.

     SPPC also has two 120 kV lines and one 60 kV line that interconnect with Pacific Gas & Electric on the west side of SPPC's system at Donner Summit, California. Two 60 kV transmission ties allow wheeling of up to 14 MW of power from the Beowawe Geothermal Project, which is located within SPPC's service area, to Southern California Edison. These two minor interties are available for use during emergency conditions affecting either party. The transmission intertie system provides access to regional energy sources.

     The Falcon to Gonder Project is a 185-mile 345 kV line connecting SPPC's Falcon Substation to Mt. Wheeler Power's Gonder Substation. The Falcon to Gonder Project improves system import and export capabilities and enables SPPC to provide transmission service between Idaho, Utah, and the northwest. The Final Environmental Impact Statement was released in December 2001. Federal permitting is expected to be completed by the end of March 2002, with construction starting in May 2002. SPPC has ordered long lead material like towers and transformers, and is preparing to start the construction bid process. The project in-service date is June 2003. Total project costs incurred through December 31, 2001, were $11.5 million. Actual costs incurred in 2001 were $5.9 million. Estimated costs for 2002 are $54.5 million.

     SPPC owns a 345 kV transmission line that connects SPPC to the facilities of the Bonneville Power Administration ("BPA") near Alturas, California. The Transmission Agency of Northern California ("TANC") initiated proceedings in the United States District Court for the Eastern District of California and the United States Court of Appeals for the Ninth Circuit, in each case alleging that BPA's construction of a small portion of the Alturas Intertie violated the Northwest Power Preference Act and requesting an injunction prohibiting operation of the Alturas Intertie. The case before the Eastern District was dismissed for lack of jurisdiction. The case before the Ninth Circuit was dismissed for TANC's failure to prosecute. In December 1999, TANC filed suit in the Superior Court of the State of California, Sacramento County, seeking an injunction against operation of the Alturas Intertie based on numerous allegations under state law, including inverse condemnation, trespass, private nuisance, and conversion. That case was removed to Federal Court and dismissed by the trial court, and is now on appeal in the Ninth Circuit. Although SPPC's ultimate liability, if any, cannot be estimated at this time, Management believes the final outcome of the appeal and any subsequent litigation is not likely to have a material adverse effect on SPR's financial position or results of operation.

     SPPC's natural gas business consists of operating the local distribution company (LDC) for the Reno/Sparks metropolitan area and procuring gas for electrical power generation at the Tracy and Ft. Churchill plants.

     SPPC's natural gas LDC business is subject to competition from other suppliers and other forms of energy available to its customers. Large customers with fuel switching capability compare natural gas prices on an interruptible basis to alternative energy source prices. Additionally, large customers have the ability to secure their own gas supplies; however, through 2000 and 2001, large customers that were securing their own supplies generally found that receiving gas from SPPC's LDC was more reliable and more economical than securing their own supplies. At the end of 2001, only two large customers were still securing their own supplies.

     To secure gas supplies for power generation and the LDC, SPPC contracted for firm winter-only and annual gas supplies with 10 Canadian and domestic suppliers to meet the firm requirements of its LDC and electric operations. The winter period contracts totaled 160,000 Dth per day through March 2001, and the summer period contracts totaled 115,000 Dth per day for April through October 2001.

     SPPC's firm natural gas supply is supplemented with natural gas storage services and supplies from a Northwest Pipeline Co. facility located at Jackson Prairie in southern Washington and liquefied natural gas (LNG) storage from a facility located near Lovelock, Nevada. The LNG facility is operated by Paiute Pipeline Company and is used for meeting peak demand. The Jackson Prairie and LNG facilities can contribute a total of approximately 48,000 Dth per day of peaking supplies.

     In November 1996, SPPC entered an agreement to sell winter seasonal peaking capacity supplies to another company over a seven-year period. The contract provides for the payment to SPPC of a monthly reservation charge, reimbursement of pipeline capacity charges during the winter, and a volumetric commodity charge based on the market price for natural gas. SPPC was able to enter into this agreement due to the ability of its power plants to utilize alternative fuels and its power importation option.

     Following is a summary of the transportation and approximate storage capacity of SPPC's current gas supply program for 2001 (for the twelve months period ending October 31, 2002). Firm transportation capacity on the Northwest/Paiute system exists to serve primarily the LDC. Firm transportation capacity on the PGT/Tuscarora system exists primarily to serve SPPC's electric generating plants. Storage capacity is generally used for the peaking requirements of the LDC.

Transportation Capacity
-----------------------

     Northwest:    68,696 decatherms per day firm (annual)
                   90,000 decatherms per day interruptible
     Paiute:      103,774 decatherms per day firm (November through March)
                   61,044 decatherms per day firm (April through October)
                   90,000 decatherms per day interruptible
     NOVA:        103,774 decatherms per day firm
     ANG:          93,301 decatherms per day firm
     PGT:          83,500 decatherms per day firm (annual)
                   60,270 decatherms per day firm (November through April)
                   90,000 decatherms per day interruptible
     Tuscarora:   121,911 decatherms per day firm (annual)
                   50,000 decatherms per day interruptible

Storage Capacity
----------------

     Williams:    281,242 decatherms from Jackson Prairie
                   12,687 decatherms per day from Jackson Prairie
     Paiute:      463,034 decatherms from Lovelock LNG
                   35,078 decatherms per day from Lovelock LNG facility

     Total LDC Dth supply requirements in 2000 and 2001 were 13.2 million Dth and 14.26 million Dth, respectively. Electric generating fuel requirements for 2001 and 2000 were 28.96 million Dth and 38.6 million Dth, respectively.

     In January 2001, the PUCN approved a Purchase Gas Adjustment filing from the previous year and the new rates became effective February 1, 2001. An average residential customer had an increase in their rates of approximately 35%. In November 2001, the PUCN approved another Purchase Gas Adjustment filing. An average residential customer had an increase in their rate of approximately 25%. Each of these approvals reflects complete recovery of the LDC's gas purchases.

     As of December 31, 2001, SPPC owned and operated 1,601 miles of three-inch equivalent natural gas distribution piping, 108 miles of which were added in 2001. Also during 2001, Tuscarora Gas completed construction of a lateral gas transmission line to a new SPPC high-pressure regulator station (completed in 2000). The lateral transmission line connected Tuscarora's primary transmission line to SPPC's LDC north of Reno in the Stead, Nevada area. The line provided the LDC the ability to receive more supply and exercise more operating flexibility. In 2001, SPPC completed several smaller system improvement projects. A small propane system that SPPC owns and operates was connected to the new Tuscarora Gas lateral line and converted to a natural gas system. Over 4 miles of 12" diameter main was added to the system, which improved the capacity and reliability in the southwest Reno area.

3.    The following information for the last calendar year with
      -------------------------------------------------------------
      respect to claimant and each of its subsidiary public utility
      -------------------------------------------------------------
      companies:
      -------------------------------------------------------------

(a)   Number of Kwh of electric energy sold (at retail or wholesale)
      -------------------------------------------------------------

      and Mcf of natural or manufactured gas distributed at retail.
      -------------------------------------------------------------

      NVP sold approximately 28,252,376 Mwh of electric energy for the year ended December 31, 2001. Related electric energy revenue was $3,025.1 million for the year ended December 31, 2001.

Electric
--------
                       Volumes Sold (MWH)        $ Revenues From Sales(millions)
                       ------------------        -------------------------------
Retail                 17,201,375                1,411.7
Wholesale              11,051,001                1,579.6
Totals                 28,252,376                2,991.3

      SPPC sold approximately 12,864,647 Mwh of electric energy for the year ended December 31, 2001 and sold approximately 14,275,800 Mcf of natural gas at retail during the same period. Related electric energy revenue was $1,389.0 million for the year ended December 31, 2001. Related natural gas revenue was $112.4 million for the same period.

Electric
--------
                       Volumes Sold (MWH)        $ Revenues From Sales(millions)
                       ------------------        ------------------------------
Retail                 8,741,134                 711.0
Wholesale              4,123,513                 678.0
Totals                 12,864,647                1,389.0

Gas
---
                       Volumes Sold (Mcf)        $ Revenues From Sales(millions)
                       ------------------        -------------------------------
Retail                 14,275,800                112.4
Wholesale              2,824,000                 34.9
Totals                 17,099,800                147.3

(b)  Number of Kwh of electric energy and Mcf of natural or manufactured gas
     --------------------------------------------------------------------------
     distributed at retail outside the State in which each such company is
     --------------------------------------------------------------------------
     organized.
     --------------------------------------------------------------------------

     NVP had no retail electric energy sales outside the State of Nevada.

     SPPC sold approximately 513,689 Mwh of electric energy at retail to customers in the State of California with related revenue of $39.7 million for the year ended December 31, 2001. SPPC had no retail natural gas sales outside the State of Nevada.

Electric
--------
                   Volumes Sold (MWH)          $ Revenues From Sales(millions)
                   ------------------          -------------------------------
California         513,689                     39.7

(c)  Number of Kwh of electric energy and Mcf of natural or manufactured gas
     --------------------------------------------------------------------------
     sold at wholesale outside the State in which each such company is
     --------------------------------------------------------------------------
     organized, or at the State line.
     --------------------------------------------------------------------------

     NVP sold approximately 8,845,127 Mwh at wholesale to customers outside the State of Nevada with related revenue of $1,421.4 million for the year ended December 31, 2001. NVP sold approximately 477,972 Mcf at wholesale to customers in outside the state of Nevada with related revenue of $16.5 million for the year ended December 31, 2001.

Electric
--------
                 Volumes Sold (MWH)           $ Revenues From Sales (millions)
                 ------------------           -------------------------------
California       212,800                      61.7
Arizona          7,551,207                    1,277.2
Oregon           200,650                      26.2
New Mexico       880,470                      56.3
Total            8,845,127                    1,421.4

Gas
---
                 Volumes Sold (MCF)           $ Revenues From Sales (millions)
                 ------------------           -------------------------------
California       477,972                      16.5

          SPPC sold approximately 57,974 Mwh at wholesale to customers in the State of California with related revenue of $7.0 million for the year ended December 31, 2001. SPPC sold approximately 2,002,249 Mcf at wholesale to customers in outside the state of Nevada with related revenue of $95.0 million for the year ended December 31, 2001.

Electric
--------
                 Volumes Sold (MWH)           $ Revenues From Sales(millions)
                 ------------------           -------------------------------
California       57,974                       7.0

Gas
---
                 Volumes Sold (MCF)           $ Revenues From Sales(millions)
                 ------------------           -------------------------------
Idaho            169,257                      4.8
Oregon           1,554,685                    74.1
Washington       153,324                      6.3
Wyoming          124,983                      5.3
Canada           166,872                      4.5

(d)  Number of Kwh of electric energy and Mcf of natural or manufactured gas
     --------------------------------------------------------------------------
     purchased outside the State in which each such company is organized or at
     --------------------------------------------------------------------------
     the State line.
     --------------------------------------------------------------------------

          NVP purchased approximately 9,197,636 Mwh of electric energy from outside the State of Nevada during the year ended December 31, 2001 at a cost of $1,491.6 million.

          SPPC purchased approximately 3,937,694 Mwh of electric energy from outside the State of Nevada during the year ended December 31, 2001 at a cost of $678.1 million. SPPC purchased approximately 43,794,201 Mcf of natural gas from outside the State of Nevada at a cost of $95.4 million during the year ended December 31, 2001 of which approximately 13,904,730 Mcf were used for local distribution and approximately 29,889,471 Mcf were used for electric power generation.

4.   The following information for the reporting period with respect to claimant
     --------------------------------------------------------------------------
     and each interest it holds directly or or indirectly in an EWG or a foreign
     --------------------------------------------------------------------------
     utility company, stating monetary amounts in United States dollars:
     --------------------------------------------------------------------------

     None.

(a)  Name, location, business address and description of the facilities used by
     --------------------------------------------------------------------------
     the EWG or foreign utility company for the generation, transmission and
     --------------------------------------------------------------------------
     distribution of electric energy for sale or for the distribution at retail
     --------------------------------------------------------------------------
     of natural or manufactured gas.
     --------------------------------------------------------------------------

     None.

(b)  Name of each system company that holds an interest in such EWG or foreign
     ---------------------------------------------------------------------------
     utility company, and description of the interest held.
     ---------------------------------------------------------------------------

     None.

(c)  Type and amount of capital invested, directly or indirectly, by the holding
     ---------------------------------------------------------------------------
     company claiming exemption; any direct or indirect guarantee of the
     ---------------------------------------------------------------------------
     security of the EWG or foreign utility company by the holding company
     ---------------------------------------------------------------------------
     claiming exemption; and any debt or other financial obligation for which
     ---------------------------------------------------------------------------
     there is recourse, directly or indirectly, to the holding company claiming
     ---------------------------------------------------------------------------
     exemption or another system company, other than the EWG or foreign utility
     ---------------------------------------------------------------------------
     company.
     ---------------------------------------------------------------------------

     None.

(d)  Capitalization and earnings of the EWG or foreign utility company during
     ---------------------------------------------------------------------------
     the reporting period.
     ---------------------------------------------------------------------------

     None.

(e)  Identify any service, sales or construction contract(s) between the EWG or
     ---------------------------------------------------------------------------
     foreign utility company and a system company, and describe the services to
     ---------------------------------------------------------------------------
     be rendered or goods sold and fees or revenues under such agreement(s).
     ---------------------------------------------------------------------------

     None.

The above named claimant has caused this statement to be duly executed on behalf of its authorized officer on this 1st day of April 2001.
                                  ---------------------

                                                SIERRA PACIFIC RESOURCES
                                                ------------------------
                                                   (Name of Claimant)




                                                By  /s/ Dennis Schiffel
                                                  ------------------------------
                                                      Dennis Schiffel
                                                  Senior Vice President,
                                           Chief Financial Officer and Treasurer
                                              (Principal Financial Officer)
                                              (Principal Accounting Officer)

CORPORATE SEAL
Attest:

_____________________________


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Dennis Schiffel                         Chief Financial Officer
-------------------------------------------------------------------
    (Name)                                     (Title)

P.O. Box 30150 (6100 Neil Road), Reno, Nevada  89520-3150 (89511)
-------------------------------------------------------------------
                          (Address)

                                    Exhibit A
                                    ---------


         The following consolidating financial statements of Sierra Pacific Resources and its subsidiaries, are submitted herewith:

         Consolidating Balance Sheet as of December 31, 2001.

         Consolidating Statement of Income for the year ended
         December 31, 2001.

         Consolidating Statement of Retained Earnings (surplus) for the year ended December 31, 2001.

Please see the reporting format introduction below.

                                    Exhibit B
                                    ---------

         Financial Data Schedule for the year ended December 31, 2001.

                                    Exhibit C
                                    ---------

         Inapplicable.

         (Footnote to Exhibit A)-Reporting Format Introduction:
         ------------------------------------------------------

         This introduction is designed to introduce the reader to the reporting format used in the Sierra Pacific Resources consolidated financial statements presented in Exhibit A. A merger of Sierra Pacific Resources and Nevada Power Company was completed on July 28, 1999. The form of this merger results in reporting and accounting requirements, which may be difficult for the common user of the document to understand.

         The merger between Sierra Pacific Resources and Nevada Power is a reverse acquisition. Specifically, Sierra Pacific Resources is the legal parent of Nevada Power Company after the merger. In addition, Sierra Pacific Resources remained the parent of its pre merger subsidiaries, including Sierra Pacific Power Company. However, for financial reporting and accounting purposes, Nevada Power was determined to be the acquiring entity under the guidance of Accounting Principles Board Opinion No. 16, Business Combinations.

         As a result, an unusual situation exists in which the legal parent, Sierra Pacific Resources is considered to be purchased by its subsidiary, Nevada Power Company, for financial reporting and accounting purposes.

         Therefore, the consolidated financial statements included as exhibits to this report represent the requirements of purchase accounting, with Nevada Power Company represented as the acquirer. Under this financial presentation a general item must be noted. The financial information for 2001 reflects the acquisition of Sierra Pacific Resources by Nevada Power on August 1, 1999.

Sierra Pacific Resources
Consolidating Balance Sheet

31-Dec-01

(Dollars In Thousands)

(Unaudited)

Exhibit A

                                         SPPC            NVP          SPR         CES          E3         LOS        NEICO
                                                                 -----------------------------------------------------------
ASSETS
  Utility Property, Net               1,546,884      2,562,352          ---         ---        ---         ---          ---

  Investments in subsidiaries
and other property, net                  57,185         12,721    2,149,212      10,165        112         123        6,445

  Current Assets:                       326,008        574,192      126,380         518      3,546       1,384          744

  Deferred Charges:                     755,831      1,766,845      105,127         173        962         ---          ---
                                  ------------------------------------------------------------------------------------------
Total Assets                          2,685,908      4,916,110    2,380,719      10,856      4,620       1,507        7,189
                                  ==========================================================================================
CAPITALIZATION & LIABILITIES
  Capitalization:
    Common shareholder's equity         692,653      1,393,063    1,372,837      10,115     (1,008)      1,765          963
    Preliminary Inc
Equity Securities                           ---                     345,000         ---        ---         ---          ---

    Preferred stock                      50,000            ---          ---         ---        ---         ---          ---
    Preferred subsidiary stock
subject to redemption                       ---        188,872          ---         ---        ---         ---          ---
    Accumulated Other
Comprehensive Income                        248            519      (7,753)         ---        ---         ---          ---

    Long-term debt                      923,070      1,607,967      500,000         ---      3,022         ---          ---

  Current Liabilities:                  197,879        500,521      133,589         741      2,668       (792)       (1,293)

  Deferred Credits:                     822,058      1,225,168       37,046         ---        (62)        534        7,519
                                  -----------------------------------------------------------------------------------------
Total Capitalization and
Liabilities                           2,685,908      4,916,110    2,380,719      10,856      4,620       1,507        7,189
                                  =========================================================================================

Sierra Pacific Resources
Consolidating Balance
Sheet continued

31-Dec-01

(Dollars In Thousands)

(Unaudited)


Exhibit A

                                        SGHC         SPCOM         SPE           SWDC         TGPC        ELIMINATE       TOTAL
                                                          -----------------------------------------------------------------------
ASSETS

  Utility Property, Net                  ---           ---          ---           ---           ---             ---     4,109,236

  Investments in
  subsidiaries and other
  property, net                          ---        15,340          212           593        18,799      (2,142,014)      128,893

  Current Assets:                         38         5,517           78           ---         1,725         (66,837)      973,293

  Deferred Charges:                      ---        10,704                                                  330,251     2,969,893
                                 ------------------------------------------------------------------------------------------------
Total Assets                              38        31,561          290           593        20,524      (1,878,600)    8,181,315
                                 ================================================================================================

CAPITALIZATION & LIABILITIES

  Capitalization:
    Common shareholder's equity           73        25,471        2,878           637        14,635      (1,811,761)    1,702,321
    Preliminary Inc Equity
Securities                               ---           ---          ---           ---           ---             ---       345,000

    Preferred stock                      ---           ---          ---           ---           ---             ---        50,000
    Preferred subsidiary stock
  subject to redemption                  ---           ---          ---           ---           ---             ---       188,872
    Accumulated Other
  Comprehensive Income                   ---           ---          ---           ---           ---             ---        (6,985)

    Long-term debt                       ---           ---          ---           ---           ---          (2,954)    3,031,105


  Current Liabilities:                     9         4,324       (2,588)          (44)        1,067         (63,885)      772,196


  Deferred Credits:                      (44)        1,766          ---           ---         4,822             ---     2,098,806
                                 ------------------------------------------------------------------------------------------------
Total Capitalization and
Liabilities                               38        31,561          290           593        20,524      (1,878,600)    8,181,315
                                 ================================================================================================

         Sierra Pacific Resources
         ------------------------
       Consolidating Income Statement
       ------------------------------
             Twelve Months Ended
             -------------------
                  31-Dec-01
                  ---------
           (Dollars in Thousands)
           ----------------------
                 (Unaudited)                              SPPC         NVP         SPR       CES      E3         LOS      NEICO
                 -----------
Operating Revenues                                       1,544,786   3,025,103      1,296   4,271    11,841      275         0
Operating Expenses                                       1,465,818   2,880,739     (2,192)  4,785    10,183      178       313
Operating Income                                            78,968     144,364      3,488    (514)    1,658       97      (313)
Other Income                                                 9,345      26,890    108,433     (10)       52      189       414
Total Income                                                88,313     171,254    111,921    (524)    1,710      286       101
Net Interest Charges                                        61,972      92,676     55,820     251       269        5         0
Income Before Obligated Mandatorily Redeemable              26,341      78,578     56,101    (775)    1,441      281       101
Preferred Securities
Preferred Dividend Requirements of SPPC/NVP                  3,598      15,173                  0         0        0         0
Obligated Mandatorilly redeemable preferred securities

Income Before Preferred Dividend Requirements of            22,743      63,405     56,101    (775)    1,441      281       101
Subsidiary
Less Preferred Dividends Requirements of Subsidiary          3,700           0          0       0         0        0         0

Discontinued Operations - Income from operations             1,022           0          0       0         0        0         0
of water business (net of income taxes)

Gain on disposal fo water business (net of                  25,845           0          0       0         0        0         0
income taxes)

                                                         ---------------------------------------------------------------------
Net Income                                                  45,910      63,405     56,101    (775)    1,441      281       101
                                                         ---------------------------------------------------------------------

         Sierra Pacific Resources
         ------------------------
  Consolidating Income Statement Continued
  ----------------------------------------
             Twelve Months Ended
             -------------------
                  31-Dec-01
                  ---------
           (Dollars in Thousands)
           ----------------------
                 (Unaudited)                             SGHC    SPCOM     SPE      SWDC      TGPC      ELIM        TOTAL
                 -----------                             ----    -----     ---      ----      ----      ----        -----
Operating Revenues                                         19      274        0         0       865          0       4,588,730
Operating Expenses                                          8    3,193      335         4     2,375        122       4,365,861
Operating Income                                           11   (2,919)    (335)       (4)   (1,510)      (122)        222,869
Other Income                                                1       (1)       0         0     4,133   (110,249)         39,197
Total Income                                               12   (2,920)    (335)       (4)    2,621   (110,371)        262,064
Net Interest Charges                                        0        0        0         0         0     (1,265)        209,728
Income Before Obligated Mandatorily Redeemable             12   (2,920)    (335)       (4)    2,621   (109,106)         52,336
Preferred Securities
Preferred Dividend Requirements of SPPC/NVP                 0        0        0         0         0          0          18,771
Obligated Mandatorilly redeemable preferred securities

Income Before Preferred Dividend Requirements              12   (2,920)    (335)       (4)   (2,621)  (109,106)          33,565
of Subsidiary
Less Preferred Dividends Requirements of Subsidiary         0        0        0         0         0          0           3,700

Discontinued Operations - Income from operations            0        0        0         0         0          0           1,022
of water business (net of income taxes)

Gain on disposal fo water business (net of                  0        0        0         0         0          0          25,845
income taxes)
                                                         ---------------------------------------------------------------------
Net Income                                                 12   (2,920)    (335)       (4)   (2,621)  (109,106)         56,733
                                                         ---------------------------------------------------------------------

SIERRA PACIFIC RESOURCES
                                                                       EXHIBIT A
CONSOLIDATING STATEMENT                                                   Page 3
OF RETAINED
EARNINGS

31-Dec-01

(Dollars in
thousands)

(Unaudited)

                                SPR       SPPC        NVP        LOS     SGHC        TGPC       SWDC
---------------------------------------------------------------------------------------------------------
RETAINED
EARNINGS AT
BEGINNING
OF PERIOD                    ($13,984)  $6,107    ($4,449)  ($13,827)  ($31,566)   ($4,203)   ($117)

INCOME BEFORE                  56,101   22,743     63,405        282         12      2,621       (4)
PREFERRED
DIVIDENDS

INCOME FROM                              1,222
DISCONTINUED
OPERATIONS
GAIN OF SALE                            25,845
OF WATER
BUSINESS
                        ----------------------------------------------------------------------------

                        ----------------------------------------------------------------------------

DIVIDENDS                      41,172    3,900          -
DECLARED
                        ----------------------------------------------------------------------------

RETAINED                          945   52,017     58,956    (13,545)   (31,554)    (1,582)    (121)
EARNINGS AT
END
OF PERIOD
                        ============================================================================

                              E-3         SPE        SPCOM        CES        NEICO       ELIM.      TOTAL
---------------------------------------------------------------------------------------------------------
RETAINED
EARNINGS AT
BEGINNING
OF PERIOD                    ($3,542)   ($9,140)    ($1,066)      ($17)  ($15,722)    $77,542   ($13,984)

INCOME BEFORE                  1,441       (335)     (2,920)      (775)       101    (109,106)    33,566
PREFERRED
DIVIDENDS

INCOME FROM                                                                                        1,222
DISCONTINUED
OPERATIONS
GAIN OF SALE                                                                                      25,845
OF WATER
BUSINESS
                        ---------------------------------------------------------------------------------

                        ---------------------------------------------------------------------------------
DIVIDENDS                                                                                         45,072
DECLARED
                        ---------------------------------------------------------------------------------

RETAINED                      (2,101)    (9,475)     (3,986)      (792)   (15,621)    (31,564)     1,577
EARNINGS AT
END
OF PERIOD
                          ===============================================================================

                                                                       EXHIBIT B
                                                                          Page 1

                            SIERRA PACIFIC RESOURCES
                             FINANCIAL DATA SCHEDULE

This schedule contains summary financial information extracted from internal company financial statements for the twelve month period ended December 31, 2001, and is qualified in its entirety by reference to such financial statements.

Multiplier = 1,000

The financial data is NOT restated from a previously filed schedule. The financial data DOES NOT apply to a co-registrant.

Currency:             U.S. dollars
Period Type:          Twelve months ended December 31, 2001.
Period Start:         January 1, 2001
Period End:           December 31, 2001
Company Fiscal Year:  January 1 through December 31.
Exchange Rate:        One (1)
Book Value:           Per book


(Unaudited)           Caption Heading                 Amount
-----------

    Item No.
    --------
        1          Total Assets                     $8,181,314
        2          Total Operating Revenues         $4,588,730
        3          Net Income                       $   56,733